

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 27, 2007

Mr. Bradley Rudman
President and Chief Financial Officer
Golden Patriot, Corp.
626 RexCorp Plaza
Uniondale, NY 11556

> **Re:** **Golden Patriot, Corp.**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2006**
> **Filed August 11, 2006**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2007**
> **Filed August 14, 2007**
> **Response letter dated July 24, 2007**
> **File No. 000-33065**

Dear Mr. Rudman:

We have reviewed your response letter and filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. After reviewing your response, we may raise additional comments.

General

1. In your next response letter to us, please provide the representations requested at the end of our comment letter.

Form 10-KSB for the Fiscal Year Ended April 30, 2007

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

2.   We note your certification refers to the period ending April 30, 2006. Please amend your document to include a certification for the fiscal year ended April 30, 2007. Refer to Item 601(b)(32) of Regulation S-B. When filing amended documents, please include an explanatory paragraph outlining the reasons you are filing such amendment.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief